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VIA SEDAR                                                       December 5, 2002

           TO: Alberta Securities Commission
               British Columbia Securities Commission
               The Manitoba Securities Commission
               Office of the Administrator, New Brunswick
               Securities Commission of Newfoundland
               Nova Scotia Securities Commission
               Ontario Securities Commission
               Registrar of Securities, Prince Edward Island
               Commission des valeurs mobilie du Quebec
               Saskatchewan Securities Commission
               The Toronto Stock Exchange
               The United States Securities and Exchange Commission The New York Stock Exchange

                       RE: ROYAL GROUP TECHNOLOGIES LIMITED -- AMENDED
                           NOTIFICATION OF MEETING AND RECORD DATES

           Dear Sirs:
                       We advise the following with respect to the upcoming Annual Meeting of Shareholders for Royal Group Technologies Limited:


               Date Fixed for the Meeting:                     February 20, 2003
               Record Date for Notice:                         January 1, 2003
               Record Date for Voting:                         January 1, 2003
               Beneficial Ownership Determination Date:        January 1, 2003
               Securities Entitled to Notice of the Meeting:   Subordinate
                                                               Voting Shares
                                                               Multiple Voting
                                                               Shares
               Securities Entitled to Vote at the Meeting:     Subordinate
                                                               Voting Shares
                                                               Multiple Voting
                                                               Shares
               Type of Business Conducted at the Meeting:      Routine Business


                       Please contact me if you have any questions.

           Yours truly,
           Royal Group Technologies Limited

           Mark O. Badger
           Vice President, Corporate Communications

           Cc: Shirley Tom, Computer Trust Company of Canada